


05005199

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

11 January 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 10 January 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-050111

Deutsche Bank

Central Compliance

BY FAX AND POST

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Tel +44 20 7545 8000
Fax +44 20 7547 6018

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3836

7 January 2005

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU

Dear Sir or Madam:

Disclosure of interests in shares

In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that, on the basis that the relevant issued share capital of your company is 4,097,338,932 A ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 954,488,805 A ordinary shares of MyTravel Group Plc, amounting to 23.30%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

S:\central\shared\198\MyTravel A shares.doc
DJL

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

7 January 2005

12. Total holding following this notification

954,488,805 A ordinary shares

13. Total percentage holding of issued class following this notification

23.30% of the A ordinary shares

14. Any additional information

Part of this holding may relate to hedging arrangements for customer transactions

15. Name of contact and telephone number for queries

Mike Vaux 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary

Date of notification

10 January 2005

FACSIMILE TRANSMISSION

Deutsche Bank

Central Compliance

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Telephone: 020 7545 8000
Fax: 020 7545 6155

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3836

To	The Company Secretary MyTravel Group Plc
Fax No.	0161 232 6524
From	David Lindsay
Date	7 January 2005
Total pages	2 **(including this header)**

If you do not receive all the pages, please telephone immediately

RECEIVED
10 JAN 2005
Company Secretary's Office

UK COMPANIES ACT 1985 (as amended)
Notification under Sections 198-202

Please find attached a copy of a letter, the original of which has been put in the post to you today.

Regards

David Lindsay
Central Compliance Department

\\lonc13\central_compliance$\central\shared\198\MyTravel A sharesfx.doc

Authorised by: (1) ______________________ **(2)** ______________________

Cost Centre 0840930010 **Expenses A/C**

Central Compliance

BY FAX AND POST

Deutsche Bank

Deutsche Bank AG London
23 Great Winchester Street
London EC2P 2AX

Tel +44 20 7545 8000
Fax +44 20 7547 6018

Direct Line: 020 7545 8533
Direct Fax: 020 7547 3836

7 January 2005

The Company Secretary
MyTravel Group Plc
Parkway One
300 Princess Road
Manchester
M14 7QU

Dear Sir or Madam:

Disclosure of interests in shares

In accordance with Section 198-202 of the UK Companies Act 1985, we are writing on behalf of Deutsche Bank AG to inform you that, on the basis that the relevant issued share capital of your company is 4,097,338,932 A ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in 954,488,805 A ordinary shares of MyTravel Group Plc, amounting to 23.30%. Part of this holding may relate to hedging arrangements for customer transactions.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.

If you require any further information concerning this notification, please contact David Lindsay in the Compliance Department of Deutsche Bank AG London.

Yours faithfully

for DEUTSCHE BANK AG LONDON

AUTHORISED SIGNATORY

S:\central\shared\198\MyTravel A shares.doc
DJL